UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

May 2, 2006

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Informs agreement for distribution of definitive dividend	2

EXHIBIT 1

Santiago, April 12, 2006

Rol S.V.S. No. 4272

MATERIAL FACT

Mr. Alberto Etchegaray de la Cerda

Superintendent of Securities and Insurance

Ref.: Informs agreement for distribution of definitive dividend

Dear Sir:

By virtue of the stated in Communication No. 660 issued by said Superintendence of Insurance and Securities, we hereby inform you that XXV General Ordinary Shareholders Meeting held on April 11, 2006, agreed to distribute a definitive additional dividend for the total amount of Ch$20,750,800,000 to be charged to the earnings of the fiscal year ended on December 31, 2005, through the distribution of a definitive additional dividend of Ch$3.248994758 per share.

The dividend shall be paid in cash as of April 24, 2005, in the office of SerCor S.A., located at Av. El Golf 140, 1st Floor, Las Condes, Santiago, from 9 am to 2 pm.

Payments shall be made by check or promissory note in the name of the title-holder, previous identification of the shareholder by his/her ID card, at the office mentioned in the previous paragraph.

Without detriment to the hereinabove, dividends shall be deposited in checking or savings accounts of shareholders who have previously requested so in writing; or, a nominative promissory note for the dividend amount shall be sent by regular mail to their domicile; all of which, on the same date settled for the distribution.

Shareholders wishing to collect through their legal representatives shall render a notarized power of attorney.

Shareholders registered in the Shareholders Registry up to 5 business days before the date of payment, therefore by April 18, 2005, shall have the right to this dividend.

Finally, we hereby enclose Form 1 of Communication No. 660 regarding dividends distribution.

Cordially,

Luis Felipe Ceron Ceron

Chief Executive Officer

AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	May 2, 2006	By:	/s/ FERNANDO ESCRICH Fernando Escrich Chief Financial Officer

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